Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre
www.total.com

Total Increases Its Interest in Italy’s Rome Refinery
and Disposes of Stake in France’s Reichstett Refinery
Paris — July 12, 2005 — Total announces the signature of a Memorandum of Understanding for the acquisition of Shell’s 20% stake in the Raffineria di Roma S.p.A which owns Italy’s Rome refinery, raising its own stake to 77.5%, in return for Group’s 18% interest in the Compagnie Rhénane de Raffinage S.A. which owns France’s Reichstett refinery to Shell. Definitive shareholding percentages are conditional to partners possible exercise of their right of pre-emption.
The Rome refinery has a capacity of 4 million metric tons a year and is located near the port of Fiumicino. Total’s downstream activities in Italy also include marketing automotive fuel through a network of around 1,400 service stations, as well as petroleum products, such as lubricants, asphalt and bitumen, aviation fuel, liquefied petroleum gas (LPG), fuel oil and heating oil.
Total is Europe’s largest refiner, operating 12 facilities in Europe. With this agreement, Total confirms both its commitment to strengthening its presence on the Mediterranean Rim and its growth strategy in Italy.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com